# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DYNE THERAPEUTICS, INC., CIK 0001818794
CUSIP: 26818M108
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE
Address of issuer's principal executive offices: 1560 TRAPELO ROAD, WALTHAM, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001708269-25-000006
Filed by CIK 0001708269

## Reporting persons
- Atlas Venture Fund XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,476,487; sole dispositive power 0; shared dispositive power 4,476,487; aggregate amount beneficially owned 4,476,487 (2.4% of the class)
- Atlas Venture Associates XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,479,449; sole dispositive power 0; shared dispositive power 4,479,449; aggregate amount beneficially owned 4,479,449 (2.4% of the class)
- Atlas Venture Associates XI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,479,449; sole dispositive power 0; shared dispositive power 4,479,449; aggregate amount beneficially owned 4,479,449 (2.4% of the class)
- Atlas Venture Opportunity Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 975,931; sole dispositive power 0; shared dispositive power 975,931; aggregate amount beneficially owned 975,931 (0.5% of the class)
- Atlas Venture Associates Opportunity I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 975,931; sole dispositive power 0; shared dispositive power 975,931; aggregate amount beneficially owned 975,931 (0.5% of the class)
- Atlas Venture Associates Opportunity I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 975,931; sole dispositive power 0; shared dispositive power 975,931; aggregate amount beneficially owned 975,931 (0.5% of the class)
- Atlas Venture Opportunity Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,344,719; sole dispositive power 0; shared dispositive power 1,344,719; aggregate amount beneficially owned 1,344,719 (0.7% of the class)
- Atlas Venture Associates Opportunity II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,344,719; sole dispositive power 0; shared dispositive power 1,344,719; aggregate amount beneficially owned 1,344,719 (0.7% of the class)
- Atlas Venture Associates Opportunity II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,344,719; sole dispositive power 0; shared dispositive power 1,344,719; aggregate amount beneficially owned 1,344,719 (0.7% of the class)

## Item 1. Issuer
Name of issuer: DYNE THERAPEUTICS, INC.
Address of issuer's principal executive offices: 1560 TRAPELO ROAD, WALTHAM, MA, 02451.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by (i) Atlas Venture Fund XI, L.P., a Delaware limited partnership ("Atlas XI"), (ii) Atlas Venture Associates XI, L.P., a Delaware limited partnership ("AVA XI LP"), (iii) Atlas Venture Associates XI, LLC, a Delaware limited liability company ("AVA XI LLC" and together with Atlas XI and AVA XI LP, the "Fund XI Reporting Persons"), (iv) Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership ("AVO I"), (v) Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership ("AVAO LP"), (vi) Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company ("AVAO LLC" and together with AVO I and AVAO LP, the "Opportunity Fund Reporting Persons"), (vii) Atlas Venture Opportunity Fund II, L.P., a Delaware limited partnership ("AVO II"), (viii) Atlas Venture Associates Opportunity II, L.P., a Delaware limited partnership ("AVAO II LP") and (ix) Atlas Venture Associates Opportunity II, LLC, a Delaware limited liability company ("AVAO II LLC" and together with AVO II and AVAO II LP, the "Opportunity Fund II Reporting Persons" and together with the Fund XI Reporting Persons and Opportunity Fund Reporting Persons, the "Reporting Persons").
Address of principal business office or, if none, residence:
300 Technology Square, 8th Floor
Cambridge, Massachusetts 02139
Citizenship: Each of Atlas XI, AVA XI LP, AVO I, AVAO LP, AVO II and AVAO II LP is a Delaware limited partnership. Each of AVA XI LLC, AVAO LLC and AVAO II LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Atlas XI is the record owner of 4,476,487 shares of Common Stock. AVA XI LP is the general partner of Atlas XI and AVA XI LLC is the general partner of AVA XI LP. Each of Atlas XI, AVA XI LP and AVA XI LLC has shared voting and dispositive power over the shares held by Atlas XI. As such, each of Atlas XI, AVA XI LP and AVA XI LLC may be deemed to beneficially own the shares held by Atlas XI.

AVA XI LP is the record owner of 2,962 shares of Common Stock. AVA XI LLC is the general partner of AVA XI LP. Each of AVA XI LP and AVA XI LLC has shared voting and dispositive power over the shares held by AVA XI LP. As such, each of AVA XI LP and AVA XI LLC may be deemed to beneficially own the shares held by AVA XI LP.

AVO I is the record owner of 975,931 shares of Common Stock. AVAO LP is the general partner of AVO I and AVAO LLC is the general partner of AVAO LP. Each of AVO I, AVAO LP and AVAO LLC has shared voting and dispositive power over the shares held by AVO I. As such, each of AVO I, AVAO LP and AVAO LLC may be deemed to beneficially own the shares held by AVO I.

AVO II is the record owner of 1,344,719 shares of Common Stock. AVAO II LP is the general partner of AVO II and AVAO II LLC is the general partner of AVAO II LP. Each of AVO II, AVAO II LP and AVAO II LLC has shared voting and dispositive power over the shares held by AVO II. As such, each of AVO II, AVAO II LP and AVAO II LLC may be deemed to beneficially own the shares held by AVO II.
Percent of class:
Each of the Fund XI Reporting Persons may be deemed to beneficially own 2.4% of the Issuer's outstanding Common Stock.

Each of the Opportunity Fund Reporting Persons may be deemed to beneficially own 0.5% of the Issuer's outstanding Common Stock.

Each of the Opportunity Fund II Reporting Persons may be deemed to beneficially own 0.7%, of the Issuer's outstanding Common Stock.

These percentages are calculated based upon 186,746,431 outstanding shares of Common Stock of the Issuer as of July 24, 2026, as reported in the Issuer's Form 10-Q, filed with the Securities and Exchange Commission on July 29, 2026.

Collectively, the Reporting Persons beneficially own an aggregate of 6,800,099 shares of Common Stock, which represents 3.6% of the Issuer's outstanding Common Stock. The Fund XI Reporting Persons, Opportunity Fund Reporting Persons and Opportunity Fund II Reporting Persons are under common control and as a result, the Reporting Persons may be deemed to be members of a group. However, the Reporting Persons disclaim such group membership, and this Schedule 13G shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purposes.
Sole power to vote or to direct the vote: None of the Reporting Persons have the sole power to direct the vote of the Common Stock.
Shared power to vote or to direct the vote:
Atlas XI shares power to vote or direct the vote of 4,476,487 shares of Common Stock.

Each of AVA XI LP and AVA XI LLC shares power to vote or direct the vote of 4,479,449 shares of Common Stock.

Each Opportunity Fund Reporting Person shares power to vote or direct the vote of 975,931 shares of Common Stock.

Each Opportunity Fund II Reporting Person shares power to vote or direct the vote of 1,344,719 shares of Common Stock.
Sole power to dispose or to direct the disposition: None of the Reporting Persons have the sole power to dispose or to direct the disposition of the Common Stock.
Shared power to dispose or to direct the disposition:
Atlas XI shares power to dispose or to direct the disposition of 4,476,487 shares of Common Stock.

Each of AVA XI LP and AVA XI LLC shares power to dispose or to direct the disposition of 4,479,449 shares of Common Stock.

Each Opportunity Fund Reporting Person shares power to dispose or to direct the disposition of 975,931 shares of Common Stock.

Each Opportunity Fund II Reporting Person shares power to dispose or to direct the disposition 1,344,719 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13G, filed with the SEC on November 13, 2025)

## Signatures
- Atlas Venture Fund XI, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates XI, L.P., its general partner, By: Atlas Venture Associates XI, LLC, its general partner, By: Ommer Chohan, its CFO (08/13/2026)
- Atlas Venture Associates XI, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates XI, LLC, its general partner, By: Ommer Chohan, its CFO (08/13/2026)
- Atlas Venture Associates XI, LLC: /s/ Ommer Chohan, Ommer Chohan, its CFO (08/13/2026)
- Atlas Venture Opportunity Fund I, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity I L.P., its GP, By: Atlas Venture Associates Opportunity I LLC, its GP, By: Ommer Chohan, its CFO (08/13/2026)
- Atlas Venture Associates Opportunity I, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity I LLC, its GP, By: Ommer Chohan, its CFO (08/13/2026)
- Atlas Venture Associates Opportunity I, LLC: /s/ Ommer Chohan, Ommer Chohan, its CFO (08/13/2026)
- Atlas Venture Opportunity Fund II, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity II L.P., its GP, By: Atlas Venture Associates Opportunity II LLC, its GP, By: Ommer Chohan, its CFO (08/13/2026)
- Atlas Venture Associates Opportunity II, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity II LLC, its GP, By: Ommer Chohan, its CFO (08/13/2026)
- Atlas Venture Associates Opportunity II, LLC: /s/ Ommer Chohan, Ommer Chohan, its CFO (08/13/2026)